Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES ADDITIONAL BUYBACK OF NOTES SERIES I

Tel Aviv, Israel, October 18, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press releases dated July 18, 2018 and October 11, 2018, regarding a new Buy-Back plan for its (Series I) notes (the “Notes” and the "Current Buy-Back Plan", respectively), that it completed repurchases of additional 3,084,114 par value Notes.

Below is a table containing a summary of data regarding the repurchase of Notes under the Current Buy-Back Plan:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid(NIS)
Series I	Elbit Imaging Ltd	20,288,588	126.75	25,715,578

Since the issuance of the Notes (in February 2014) and until the date of this press release, the Company has published two (2) buy-back plans for the repurchase of up to NIS 120 million of Notes. As of the date of this press release, the Company has purchased par value NIS 62.5 million Notes for a total cash consideration of NIS 75 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com